November 12, 2008

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	drugstore.com, inc.
Schedule TO
Filed November 12, 2008
SEC File No. 000-26137

Dear Sir or Madam:

Please direct this Tender Offer Statement on Schedule TO filed today by drugstore.com, inc. to Mr. Nicholas P. Panos, Division of Corporation Finance, Senior Special Counsel for review.

Please contact the undersigned at 206.883.2520 should you have any questions regarding the Schedule TO or this request. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Drew G. Markham
Drew G. Markham

cc:	Mr. Nicholas P. Panos, SEC Division of Corporation Finance, with encls.
Yukio Morikubo, drugstore.com
P. Amy Reischauer, drugstore.com
Michelle Wallin, Wilson Sonsini Goodrich & Rosati, P.C.